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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66008

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2025** AND ENDING **12/31/2025**

                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **WealthSpace Asset Management, LLC**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
     ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1600 Pennsylvania Ave

                                  (No. and Street)

McDonough	**GA**	**19020**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Philip Ciantro	**646-226-9300**	phil@wealthspaceadvisors.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville and Company

               (Name – if individual, state last, first, and middle name)

1514 Old York Road	**Abington**	**PA**	**19001**
(Address)	(City)	(State)	(Zip Code)
09/18/2003		**169**	
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Ciantro _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of WealthSpace Asset Management, LLC _____, as of 12/31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

```
IHSAN N CHAHIN
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01CH6363955
QUALIFIED IN KINGS COUNTY
MY COMMISSION EXPIRES NOVEMBER 16, 2029
```

Signature: _____

Title:
CFO

Notary Public

This filing** contains (check all applicable boxes):

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☒ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Wealth Space Asset Management, LLC

December 31, 2025

Financial Statements and Supplemental Information and Report of Independent Registered
Public Accounting Firm

Wealth Space Asset Management

Contents



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged with Governance of
Wealth Asset Management, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Wealth Asset Management, LLC (the “Company”) as of December 31, 2025, the related statements of operations, changes in member’s equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of the Company’s financial statements. The supplemental information is the responsibility of the Company’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplementary information contained in the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under SEC Rule 15c3-3 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville & Company

We have served as the Company’s auditor since 2023.
Huntingdon Valley, Pennsylvania
March 27, 2026

Wealth Space Asset Management
Statement of Financial Condition
December 31, 2025

ASSETS

Cash and cash equivalents	$	19,423
Other assets		1,419
TOTAL ASSETS	$	20,842

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	12,515
TOTAL LIABILITIES		12,515

MEMBER'S EQUITY

Member's equity		8,327
TOTAL MEMBERS' EQUITY		8,327
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	20,842

See Accompanying Notes to Financial Statements.

Wealth Space Asset Management
Statement of Operations
Year ended December 31, 2025

REVENUES:

Other revenue	$	1,000
Total revenues		1,000

EXPENSES:

Professional services	12,086
Technology and communications	2,672
Regulatory fees	5,449
Other	472
Total expenses	20,679

NET LOSS	$	(19,679)

See Accompanying Notes to Financial Statements.

Wealth Space Asset Management
Statement of Changes in Member's Equity
Year ended December 31, 2025

Balance at December 31, 2024	$	18,006
Net loss		(19,679)
Members' contribution		10,000
Balance at December 31, 2025	$	8,327

See Accompanying Notes to Financial Statements.

Wealth Space Asset Management
Statement of Cash Flows
For the Year Ended December 31, 2025

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income/(Loss) $ (19,679)

Adjustments to reconcile net income to net cash
provided by operating activities:

(Increase)decrease in operating assets:
Prepaid Assets (985)

Increase (decrease) in operating liabilities:
Accounts payable and accrued expenses 4,515

Net cash used in operating activities (16,149)

CASH FLOWS FROM FINANCING ACTIVITIES:

Member contribution 10,000

Net cash provided by financing activities 10,000

(6,149)

NET INCREASE/DECREASE IN CASH

25,572

CASH AT BEGINNING OF YEAR

$ 19,423

CASH AT END OF YEAR

NON CASH ITEMS
Interest
Taxes

See Accompanying Notes to Financial Statements.

1. Description of Business and Summary of Significant Accounting Policies

    Description of Business

    Wealth Space Asset Management, formerly CCG Securities, LLC (the "Company"), was incorporated in the State of California on February 19, 2003. The Company is a registered broker-dealer with the Securities Exchange Commission (SEC), the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

    The nature of the Company's business is to advise (a) business owners with regard to a sale of some or all of their assets, (i.e. sell-side advisory or) (ii) institutional investors (e.g. private equity), with regard to an acquisition of, or investment in, a company or companies or the assets thereof, (i.e. buy-side advisory), together commonly known as mergers & acquisitions, and (b) the private placement of capital as that term is described under the Securities Act, Regulation D (Title 17 of the Code f Federal regulations, Part 230, Sections 501-508) (for purposes hereof, "Reg. D").

    On November 1, 2024, American Global Wealth Services Inc. acquired the balance of ownership from Spectra Group Holdings, LLC. The application for the change in ownership was submitted to FINRA on March 20, 2025. Final approval and completion of the sale occurred June 13, 2025.

    Basis of Presentation

    The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

    Cash

    The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

    Revenue Recognition

    The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under U.S. GAAP FASB Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers* ("ASC 606").

    Revenue Recognition (continued)

The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services.

ASC 606 prescribes a five-step process to accomplish this core principle, including:
(i)   Identification of the contract with the customer;
(ii)   Identification of the performance obligations in the contract;
(iii)   Determination of the transaction price;
(iv)   Allocation of the transaction price to the performance obligations in the contract;
(v)   Recognition of revenue when (or as) the performance obligation is satisfied.

The Company provides advisory services in connection with the terms of its contracts with customers. Revenue for advisory arrangements is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

Segment Reporting

The Company is engaged in one single line of business as a securities broker-dealer which is comprised of one class of service. The Company has identified its President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information from the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the are the same as those described in the summary of accounting policies.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, *Income Taxes*. A component of this standard

prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact from the overall application of this standard.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2025, the Company had net capital of $6,908, which was $908 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 181.17% at December 31, 2025.

3. Going Concern

In connection with the Company's assessment of going concern considerations in accordance with ASU 2014-15, "Disclosures of uncertainties about an entity's ability to continue as a going concern", management has determined that the Company has access to funds from the Parent that are sufficient to fund the working capital and minimum net capital needs of the Company for one year from the date of issuance of these financial statements, and the Parent has committed to such funding.

4. Subsequent Event

There are no events of the Company subsequent to December 31, 2025 through the date the financial statements were issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended December 31, 2025.

SUPPLEMENTARY INFORMATION

Wealth Space Asset Management
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2025

Net Capital		
Total members' equity	$	8,327
Deductions and/or charges:		
Haircut on securities owned		
Other Assets		1,419
Net Capital	$	6,908
Aggregate Indebtedness		
Items included in statement of financial condition		
Accounts payable and accrued expenses		12,515
Total aggregate indebtedness	$	12,515
Minimum net capital required	$	5,000
Excess net capital	$	1,908
Excess net capital of the greater of 10 percent of total aggregate indebtedness Or 120 percent of minimum net capital required	$	908
Ratio of aggregate indebtedness to net capital		181.17%

There are no material differences in the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A5 Part IIA FOCUS filing as of December 31, 2025.

See Report of Independent Registered Public Accounting Firm.

Wealth Space Asset Management
Schedule II – Computation for Determination of Reserve Requirements and Information Relating to
the Possession or Control Requirements Pursuant to Rule 15c3-3 of the Securities and Exchange
Commission
December 31, 2025

The Company's business activities are limited to private placements of securities, engaging in transactions in the secondary market of privately held securities, and investment banking and private capital raising activities and does not hold customer funds or securities. Accordingly, it had no obligation under SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm.

Management Report Regarding Exemption from Rule 15c3-3

Wealth Space Asset Management, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) engaging in transactions in the secondary market of privately held securities; and (3) investment banking and private capital raising activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Philip Ciantro, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: *Philip Ciantro*

Title: CFO

March 27 ,2026



S&Co Sanville & Company LLC
Philadelphia | New York | Dallas

2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
Wealth Space Asset Management, LLC

We have reviewed management's statements, included in the accompanying Exemption Report in which Wealth Space Asset Management, LLC (the "Company") stated that:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3.
2. The Company is filing an Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to advisory services in connection with mergers and acquisitions, restructurings, corporate finance, and assisting clients with financing requirements; and
3. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions and the Company's other business activities were limited to advisory services in connection with mergers and acquisitions, restructurings, corporate finance, and assisting clients with financing requirements and (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry proprietary accounts of broker-dealers (as defined in 17 C.F.R. § 240.15c3-3) throughout the most recent fiscal year without exception. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in 17 C.F.R. § 240.17a-5.

Sanville & Company

Huntingdon Valley, Pennsylvania
March 27, 2026